QSOUND LABS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of QSound Labs, Inc. (the “Company”) will be held at 10:00 a.m. on Friday, April 28, 2006 at the Company’s corporate head office at #400, 3115 – 12th Street N.E., Calgary, Alberta T2E 7J2, for the following purposes:

1.

To receive and consider the consolidated financial statements for the year ended December 31, 2005 and the auditors' report thereon;

2.

To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

3.

To elect directors for the ensuing year;

4.

To consider, and if thought fit, to approve, with or without variation, a stock option plan for employees who are not officers;

5.

To consider, and if thought fit, to approve, with or without variation, a stock option plan for outside directors;

6.

To consider, and if thought fit, to approve, with or without variation, the grant of stock options to outside directors for services since the last meeting of shareholders, and to an employee;

7.

To consider, and if thought fit, to approve, with or without variation, the amendment of stock options previously granted to officers; and

8.

To transact such other business as may properly be transacted at such Meeting, or any adjournment thereof, without notice.

The 2005 Annual Report, an Information Circular and form of proxy accompany this Notice of Meeting.  Shareholders who are unable to be present in person at the Meeting are requested to complete and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Calgary, Alberta this 24th day of March, 2006.

By Order of the Board of Directors

/s/ Joanna Varvos

Joanna Varvos

Secretary

QSOUND LABS, INC.

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 28, 2006.

This Information Circular is furnished in connection with the solicitation of proxies by the management of QSound Labs, Inc. (the “Company”) for use at the Annual Meeting of Shareholders of the Company (“Meeting”).  The Meeting will be held on Friday, April 28, 2006 at the corporate head office of the Company at Suite 400 – 3115 12th Street N.E., Calgary, Alberta T2E 7J2 at 10:00 o’clock in the morning for the purposes set forth in the Notice of Annual Meeting accompanying this Information Circular (“Notice”) and at any adjournment thereof. The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Company.  A shareholder has the right to appoint a person, who need not be a shareholder, as their nominee to attend and act on their behalf at the Meeting, or any adjournment thereof, other than the persons designated in the enclosed form of proxy.  A shareholder desiring to appoint some other person as a representative at the Meeting, or any adjournment thereof, may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Company’s transfer agent, Computershare Trust Company of Canada, 600 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 in the enclosed self-addressed envelope not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the Meeting or any adjournment thereof.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it.  In addition to revocation in any other manner permitted by law, a proxy may be revoked in writing signed by the shareholder or their attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered either to Computershare Trust Company of Canada, 600 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares (“Common Shares”), an unlimited number of first preferred shares and an unlimited number of second preferred shares.  As of the date of this Information Circular 8,729,865 Common Shares are issued as fully paid and non-assessable. Each Common Share is entitled to one vote.  Shareholders of record at the close of business on the record date of March 9, 2006 will be entitled to attend and vote at the Meeting.  As of the date of this Information Circular, to the knowledge of the directors and senior officers of the Company, there is no person or entity who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the issued Common Shares of the Company.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The shares represented by the enclosed proxy will be voted for or against or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions.  In the absence of such direction, such shares will be voted FOR the matters referred to in the form of proxy. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the appointed proxyholder.  At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who hold Common Shares through intermediaries (such as brokers, banks, trust companies and securities dealers), or through clearing agencies of which the intermediaries are participants, and not in their own name (“Non-registered Shareholders”).  Only registered shareholders, who hold shares of the Company in their own names, or their duly appointed proxyholders can vote at the Meeting. Intermediaries or their third party mailing services, such as ADP Investor Communications Services, mail proxy materials and seek voting instructions from Non-registered Shareholders. A Non-registered Shareholder receiving a form of proxy from an intermediary or a mailing service must vote and return the proxy well in advance of the Meeting in order to have the shares voted.  Intermediaries and mailing services may also permit Non-registered Shareholders to vote via telephone or the Internet.

PARTICULARS OF MATTERS TO BE ACTED UPON

APPOINTMENT OF AUDITORS

On April 29, 2005 Grant Thornton LLP were appointed to act as auditors of the Company following the resignation, at the Company’s request, of KPMG LLP as part of new initiatives related to containment of higher regulatory compliance costs.  A copy of the Notice of Change of Auditors, the response letter of KPMG LLP and the response letter of Grant Thornton LLP, are attached as Appendix A.

The persons named in the enclosed form of proxy intend to vote for the appointment of Grant Thornton LLP, Chartered Accountants, Sun Life Plaza, East Tower, Suite 1000, 112 – 4th Avenue SW., Calgary, Alberta, T2P 0H3, as auditors of the Company to hold office until the next annual meeting of shareholders.

ELECTION OF DIRECTORS

Management intends to nominate, and the individuals named in the accompanying form of proxy intend to vote for, the persons listed below for election as directors of the Company. Each director who is elected will hold office until the close of the next annual meeting of shareholders, or until his or her successor is elected or appointed, unless his or her office is vacated earlier in accordance with the by-laws of the Company or with the provisions of the Business Corporations Act of Alberta. The following information concerning the respective nominees has been furnished by them:

Name, Address & Office Held	Principal Occupation or Employment	Date of Election or Appointment as Director	Common Shares of the Company Beneficially Owned, Directly or Indirectly or Controlled or Directed
David J. Gallagher Calgary, AB Canada	President and CEO of the Company	February 2, 1991	12,000
Stanley E. McDougall* Calgary, AB Canada	Chairman Western Crating International Ltd., an export packaging company	March 1, 2004	25,000
M. Patty Chakour* Phoenix, AZ USA	Controller TP Racing, L.L.L.P, a horse racing track and off-track betting network	March 10, 2004	0
D. Tony Stelliga* Santa Clara, CA USA	Chairman and CEO of Quellan, Inc., a designer and developer of integrated circuits for high speed communications equipment	April 29, 2005	0

*Independent directors and members of the Audit and Compensation Committees

There are no arrangements or understandings between any of the proposed nominees and any other person pursuant to which the nominee is to be elected.

APPROVAL OF OPTION  PLAN FOR EMPLOYEES

The Board of Directors has approved establishment of a stock option plan for employees who are not officers and for consultants which will reserve 150,000 stock options (“Employee Stock Option Plan”).  The Employee Stock Option Plan will be administered by the Board of Directors, who may appoint a Plan Administrator to administer the Plan.  The Plan Administrator may determine the price and term (which shall not exceed ten years) of each grant.  Options will be exercisable for a period of 30 days from the date of notice by the Optionee or the Company of termination of the optionee's employment or the expiration of the option term, whichever period is shorter.  Upon death or disability of an employee, options may be exercised (by the employee’s legal representative in the case of death) until the earlier of one year after the date of death or the expiration of the term. The foregoing 30 day and one year time periods may be increased by the Board of Directors. The Plan may be amended by the Board provided any such amendment may not adversely affect any outstanding option without the consent of the optionee and options granted under the Plan may be amended upon agreement with the optionee, provided that no such amendments that would require shareholder approval will be effective until shareholder approval has been obtained.  The Employee Stock Option Plan is attached hereto as Appendix B.  Shareholders will be asked at the Meeting to consider and, if thought fit, pass, with or without amendment and by a majority of the votes cast by shareholders voting in respect of the resolution, a resolution approving the Employee Stock Option Plan.

APPROVAL OF OPTION  PLAN FOR INDEPENDENT DIRECTORS

The Board of Directors has approved establishment of a stock option plan for directors who meet the definition of  “independent” contained in the Corporate Governance requirements of the Marketplace Rules of the NASDAQ Stock Market (“Outside Directors’ Option Plan”), which will reserve 150,000 stock options to compensate independent directors for their services.  The Outside Directors’ Option Plan will be administered by the Board of Directors, who will determine the price (which shall not be less than market value on the date of grant) and term (which shall not exceed ten years) of each grant.  Options will be exercisable for a period of 30 days after the director ceases to act in that capacity, or the expiration of the option term, whichever period is shorter.  Upon death or disability while in office, options may be exercised (by the director’s legal representative in the case of death) until the earlier of one year after the date of death or the expiration of the term. The foregoing 30 day and one year time periods may be increased by the Board of Directors. The Plan may be amended by the Board provided any such amendment may not adversely affect any outstanding option without the consent of the optionee and options granted under the Plan may be amended upon agreement with the optionee, provided that no such amendments that would require shareholder approval will be effective until shareholder approval has been obtained.  The Outside Directors’ Option Plan is attached hereto as Appendix C.  Shareholders will be asked at the Meeting to consider and, if thought fit, pass, with or without amendment and by a majority of the votes cast by shareholders voting in respect of the resolution, a resolution approving the Outside Directors’ Option Plan.

APPROVAL OF OPTIONS

Shareholders will be asked at the Meeting to consider and, if thought fit, pass, with or without amendment, a resolution approving the grant of options to independent directors as compensation for their services for the period April 29, 2005 to April 28, 2006 and the grant of options to an employee.  The stock options were granted in accordance with the Company’s option granting policies as disclosed under “Options” in “Report of the Compensation Committee”, and the directors’ options were also granted as disclosed in “Compensation of Directors”, below. The stock options must be approved by a majority of the votes cast by shareholders voting in respect of the resolution.  Particulars of the option grants are as follows:

Name	Date of Grant	No. of Options Granted	Exercise Price	Market Price on date of Grant	Expiry Date
M. Patty Chakour	June 29, 2005	10,000[1]	$3.57 U.S.	$3.57 U.S.	June 29, 2010
Stanley E. McDougall	June 29, 2005	10,000[1]	$3.57 U.S.	$3.57 U.S.	June 29, 2010
D. Tony Stelliga	June 29, 2005	10,000[1]	$3.57 U.S.	$3.57 U.S.	June 29, 2010
Shawn Richards	November 9, 2005	100,000[2]	$2.40 U.S.	$2.40 U.S.	November 9, 2015 [3]

1  Subject to shareholder approval, the options vest at the rate of 2500 on each of: July 29, 2005; October 29, 2005; January 29, 2006; April 29, 2006.

2  These options vest upon achievement of performance criteria agreed to by Mr. Richards, Director of Business Development-Europe, and QSound. To date, none of these options have vested.

3  The options are exercisable for 3 years from vesting, but no later than November 9, 2015.

APPROVAL OF AMENDMENT OF OPTIONS

The Compensation Committee of the Board of Directors has approved extension of the expiry date of options previously granted to Mr. Gallagher, President of the Company (see “Compensation of CEO” under “Report of the Compensation Committee” below), Ms. Joanna Varvos, Corporate Secretary and Mr. Doug Drury, Controller, from the original expiry date July 22, 2006 to July 22, 2011.   Details of these options are as follows:

Name	Date of Grant	No. of Options Granted	No. of Options Outstanding	Exercise Price/Market price on Date of Grant	Original Expiry Date	New Expiry Date
David J. Gallagher	July 23, 2001	253,190	235,190	$1.04 U.S.	July 22, 2006	July 22, 2011
Joanna Varvos	July 23, 2001	25,467	25,467	$1.04 U.S.	July 22, 2006	July 22, 2011
Doug Drury	July 23, 2001	5,536	5,536	$1.04 U.S.	July 22, 2006	July 22, 2011

STATEMENT OF EXECUTIVE COMPENSATION

Compensation

The following table sets forth, for the periods indicated, information concerning the compensation earned by the Chief Executive Officer in 2003, 2004 and 2005:

Summary Compensation Table

	Annual Compensation			Long Term Compensation
Name & Principal Position	Year	Salary	Other Annual Compensation	Common Shares Under Options Granted	All Other Compensation
David J. Gallagher President & CEO	2005 2004 2003	$197,854 U.S. $184,432 U.S. $172,267 U.S.[1]	nil nil nil	nil nil nil	nil nil nil

1  Mr. Gallagher’s salary payable pursuant to his employment agreement is $200,000 U.S. In 2003 Mr. Gallagher waived the unpaid portion of his salary.

Options

The following table sets forth information on the exercise of options during 2005, and on the year-end value of outstanding options, for Mr. Gallagher.

Options Exercised During the Most Recently Completed Financial Year and Year-End Value of  Oustanding Options

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
David J. Gallagher President & CEO	28,000	101,780 U.S.	501,000 / 0	1,591,622 U.S. / 0 U.S.

Pension Plan

Mr. Gallagher participates in a registered individual pension plan (“Pension Plan”). The following table sets forth the annual pension payable to Mr. Gallagher under the terms of the Pension Plan.

Remuneration $	Years of Service
	15	20	25
172,267 U.S.	36,000 Cdn.	49,000 Cdn.	61,000 Cdn.

As at December 31, 2005, 17 years of service have been credited under the Pension Plan for Mr. Gallagher. Benefits under the Pension Plan, which are based on 2% of salary to the yearly maximum allowable under the Income Tax Act and indexed after 2004, are computed on a straight life annuity basis and are not subject to any deductions for social security or other offset amounts.

Employment Contracts

The Company has entered into an employment contract dated October 1, 2002 with Mr. David J. Gallagher.  Mr. Gallagher’s contract provides for salary, discretionary bonuses if approved by the Board, and participation in any pension and profit sharing plan established from time to time by the Board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund the Pension Plan is also payable in the foregoing circumstances and in the event of retirement prior to the age of 65.  Mr. Gallagher’s employment contract was renewed on September 30, 2005 for a further two year term. If there is a change in control of the Company Mr. Gallagher is entitled to vesting of any unvested options.

Report of the Compensation Committee

Objectives  The objectives of the compensation program for executive officers are to attract, motivate and retain highly qualified individuals capable of carrying out the Company's goals of improving corporate performance and increasing shareholder value. A combination of salary, long term incentive stock options and bonus plans is used to provide both a competitive rate of base remuneration and an incentive to achieve corporate goals.  Generally, the Compensation Committee places more emphasis on incentive stock options than on salary or bonus plans.  This reflects the Committee’s belief that compensation should ultimately reflect the efforts and contributions of executive officers in the achievement of corporate goals.  Since compensation derived from stock options is potentially greater than compensation derived from either salary or bonuses, executive officers are more highly motivated and will be rewarded for their contributions to corporate achievements.

Salary  The Compensation Committee determines the salary component of the compensation package for executive officers on the basis of a number of factors including the level of responsibility, experience, salary ranges for similar positions in comparable companies, previous compensation, individual performance and overall corporate performance. The Compensation Committee considers compensation information from other North American companies of similar size and scope of business and establishes base salaries at similar or lower levels.

Options  The Board of Directors or the Compensation Committee may in its discretion from time to time grant options to officers, directors, key employees and persons or companies providing services for the Company.  Pursuant to the NASDAQ Stock Market, all grants of options made by the Company to officers, directors, employees and consultants require the approval of shareholders of the Company.  If the Employee Stock Option Plan and the Outside Directors’ Option Plan are approved by shareholders at the Meeting, options may also be granted under these plans.

In determining the size and vesting provisions of option grants, the factors considered are the individual's performance, achievement of objectives, responsibilities, base salary level, previous option grants and the overall corporate performance of the Company.

Bonus Plans  Bonus plans are established from time to time and payment of bonuses is dependent upon achievement of performance objectives related to revenue or increased shareholder value.  No bonuses were paid to executive officers in 2005.

Compensation of CEO  The base salary payable to Mr. David J. Gallagher, President and Chief Executive Officer of the Company since June, 1992, is determined using the same methods used to determine compensation arrangements for other executive officers.  In 2005 the Compensation Committee undertook a review of Mr. Gallagher’s compensation and took the following factors, among others, into consideration:

•

the duties and responsibilities of the CEO

•

performance of the Company

•

experience and skills of the CEO

•

historical salary and option grants

•

salaries and options of CEO’s of peer companies

The Compensation Committee concluded that Mr. Gallagher’s current salary, which was lower in 2005 than the range of the peer group’s base salaries paid to CEO’s, is appropriate.  With regard to stock options, the Compensation Committee considers the methods used to determine grants of options to other executive officers, and in addition considers Mr. Gallagher’s unique skills and experience, his achievement of past successes and his ability to secure future opportunities for the Company.  The Committee determined that certain outstanding options be amended by extending the expiry dates by five years.  Options to purchase 165,810 common shares at the exercise price of  $0.47 which expire on December 2, 2006 are granted under the Company’s 1998 Stock Option Plan and the amendment does not require shareholder approval.  Shareholders will be asked at the Meeting to approve the amendment of options to purchase 235,190 common shares at the exercise price of $1.04, which expire on July 22, 2006.  (See “Approval of Amendment of Options” above).

Composition of the Compensation Committee

The three directors who were members of the Compensation Committee during 2005 were Ms. M. Patty Chakour and Messrs. Stanley E. McDougall and D. Tony Stelliga. These directors, none of whom were officers of the Company, were also members of the Audit Committee.

Submitted by the Compensation Committee

Indebtedness of Directors, Executive Officers and Senior Officers

Since January 1, 2005 no director, executive officer or senior officer of the Company has been indebted to the Company, except for routine indebtedness.

Compensation of Directors

In 2005 the Company granted 10,000 options exercisable for 5 years at the exercise price of $3.57 U.S. to each of the independent directors, namely Ms. M. Patty Chakour and Messrs. Stanley E. McDougall and D. Tony Stelliga. These options are subject to approval by the shareholders of the Company, which the Company will seek to obtain at the Meeting. (See “Approval of Options” above). In addition, the outside directors received cash compensation in the aggregate amount of $26,000 U.S.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years on the Common Shares of the Company (assuming a $100 investment was made on December 31, 2000) with the cumulative total return of the Nasdaq U.S. & Foreign Index and an index of one peer company selected by the Company, assuming reinvestment of dividends where applicable.  The peer company index consists of the audio enhancement company SRS Labs, Inc.  This peer company index is subject to change from time to time as the Company or its competitors change their focus or undergo other significant changes, or as new competitors emerge.

	2000	2001	2002	2003	2004	2005
QSound Labs, Inc.	100.00	31.13	79.25	78.30	395.75	195.75
Industry Index	100.00	176.21	150.00	452.91	303.40	319.42
Nasdaq U.S. & Foreign	100.00	78.86	54.26	81.85	89.06	91.08

Securities Authorized for Issuance Under Equity Compensation Plans

The following table discloses information about stock options issued to employees under the Company’s stock option plan, stock options issued to employees and directors outside of the stock option plan, and outstanding warrants.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (including securities reflected in column (a) (c)
Equity Compensation Plans approved by securityholders	378,693	$ 1.32
Equity Compensation Plans not approved by securityholders	1,177,970	$ 2.49
Total	1,556,663	$ 2.20

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular with respect to the election of directors and the approvals of option grants and amendments and the Stock Option Plan for Outside Directors, no director or senior officer of the Company at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a director of the Company, nor any member beneficially owning shares carrying more than 10 percent of the voting rights attached to the Common Shares of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s statement of corporate governance practices is set out in Appendix D to this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company including financial information as set out in the Company’s comparative audited consolidated Financial Statements for the year ended December 31, 2005 and annual MD&A, are available as filed with Canadian securities regulators on SEDAR at www.sedar.com, as filed with the U. S. Securities and Exchange Commission on EDGAR at www.sec.gov, and on the Company’s web site www.qsound.com.  Copies may also be obtained by contacting the Company’s Corporate Secretary at 400 – 3115 12th Street NE, Calgary, AB T2E 7J2 or at legal@qsound.com.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated:    March 24, 2006

“David J. Gallagher”

 President and CEO

APPENDIX A

CHANGE OF AUDITOR NOTICE

Pursuant to National Instrument 51-102

To:

KPMG LLP

Suite 1200

Bow Valley Square II

205 - 5th Avenue SW

Calgary, Alberta T2P 4B9

And To:

Grant Thornton LLP

Sun Life Plaza, East Tower, Suite 1000

112 - 4th Avenue S.W.

Calgary, Alberta T2P 0H3

KPMG LLP Chartered Accountants (“Former Auditor”) resigned as the auditors of QSound Labs, Inc. (the “Company”) on April 29, 2005 at the request of the Company.  Grant Thornton LLP (“Successor Auditor”) were appointed as successor auditors of the Company.

The Audit Committee and the Board of Directors considered and approved the resignation of the Former Auditor and the appointment of the Successor Auditor.

There were no reservations in the Former Auditor’s reports on any of the Company’s financial statements relating to the period commencing on January 1, 2003 and ending on April 29, 2005.  Further, during this period there were no reportable events including disagreements, consultations or unresolved issues as defined in National Instrument 51-102.

DATED this 3rd day of May, 2005

/s/ David Gallagher

David Gallagher

President

KPMG

KPMG LLP
Chartered Accountants
1200 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs

Notice of Change of Auditors of QSound Labs, Inc.

We have read the notice of QSound Labs, Inc. dated May 3, 2005 and are in agreement with the statements contained in such notice.

Yours very truly,

KPMG LLP

Chartered Accountants
Calgary, Canada

May 10, 2005

Ltr-05-Nat Policy 51-102

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

6t5t

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

May 10, 2005

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Attention: Continuous Disclosure

Dear Sirs:

RE: QSound Labs, Inc. (the "Corporation")
Change of Auditors
Notice Pursuant to Part 4.11 of National Instrument 51-102

We have reviewed the Corporation's Notice of Change of Auditor dated May 3, 2005.

We advise that we agree with the information contained in the above mentioned Notice based on our knowledge of that information at this time.

Yours truly,

Grant Thornton LLP

Chartered Accountants
Calgary, Alberta

#2904-000

Suite 1000
112 - 4th Avenue SW
Calgary, Alberta
T2P 0H3
T (403) 260-2500
F (403) 260-2571
E Calgary@GrantThornton.ca
W www.GrantThornton.ca

Canadian Member of Grant Thornton International

APPENDIX B

EMPLOYEE STOCK OPTION PLAN

This Employee Stock Option Plan (the “Plan”) provides for the grant of options to acquire common shares (the “Common Shares”), of QSound Labs, Inc., an Alberta corporation (the “Company”).  Stock Options granted under this Plan are referred to as “Options.”

1.

PURPOSES

The purposes of this Plan are to retain the services of valued key employees and consultants of the Company as the Plan Administrator may select in accordance with Section 3 below, to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants selected by the Plan Administrator.

2.

ADMINISTRATION

(a) This Plan will be administered initially by the Board of Directors of the Company (the “Board”), except that the Board may, in its discretion, establish a committee composed of one (1) or more other persons to administer the Plan, which committee (the “Committee”) may be an executive, compensation or other committee, including a separate committee especially created for this purpose.  The Committee will have the powers and authority vested in the Board hereunder (including the power and authority to interpret any provision of the Plan or of any Option).  The member(s) of any such Committee will serve at the pleasure of the Board. A majority of the members of the Committee will constitute a quorum, and all actions of the Committee will be taken by a majority of the members present.  Any action may be taken by a written instrument signed by the sole member or by all of the members of the Committee and any action so taken will be fully effective as if it had been taken at a meeting.  The Board or, if applicable, the Committee is referred to in this Plan as the “ Plan Administrator.”

(b) Subject to the provisions of this Plan, and with a view to effecting its purpose, the Plan Administrator has sole authority, in its absolute discretion, to (i) construe and interpret this Plan; (ii) define the terms used in the Plan; (iii) prescribe, amend and rescind the rules and regulations relating to this Plan; (iv) correct any defect, supply any omission or reconcile any inconsistency in this Plan; (v) grant Options under this Plan; (vi) determine the individuals to whom Options will be granted under this Plan; (vii) determine the time or times at which Options are granted under this Plan; (viii) determine the number of Common Shares subject to each Option, the exercise price of each Option, the duration of each Option and the time at which each Option will become exercisable; (ix) determine all other terms and conditions of the Options; and (x) make all other determinations and interpretations necessary and advisable for the administration of the Plan. All decisions, determinations and interpretations made by the Plan Administrator will be binding and conclusive on all participants in the Plan and on their legal representatives, heirs and beneficiaries.

3.

ELIGIBILITY

Options may be granted to: i) employees, excluding officers of the Company, and ii) consultants, excluding consultants who directly or indirectly promote or maintain a market for the Common Shares, (collectively “Employees”) of the Company and any parent or subsidiary of the Company as the Plan Administrator may select.   No Options may be granted to a director of the Company.  Options may be granted in substitution for outstanding Options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other corporation and the Company or any subsidiary of the Company.  Options also may be granted in exchange for outstanding Options.  Any person to whom an Option is granted under this Plan or who is the owner of an Option under this Plan  is referred or as a “Optionee”.

4.

COMMON SHARES

The Plan Administrator is authorized to grant Options to acquire up to a total of 150,000 of the Company’s authorized but unissued, or reacquired, Common Shares.  The number of shares with respect to which Options may be granted hereunder is subject to adjustment as set forth in Section 5(m) hereof.  If any outstanding Option expires or is terminated for any reason, the Common Shares allocable to the unexercised portion of such Option may again be subject to an Option granted to the same optionee or to a different person eligible under Section 3 of this Plan.

5.

TERMS AND CONDITIONS OF OPTIONS

Each Option granted under this Plan will be evidenced by a written agreement approved by the Plan Administrator (the “Agreement”).  Agreements may contain such provisions, not inconsistent with this Plan, as the Plan Administrator in its discretion may deem advisable.  All Options must also comply with the following requirements:

(a) Number of Shares and Types of Options  Each Agreement must state the number of Common Shares to which it pertains.

(b) Date of Grant Each Agreement must state the date the Plan Administrator has deemed to be the effective date of the Option for purpose of this Plan ( the “Date of Grant”).

(c) Option Price Each Agreement must state the price per Common Share at which it is exercisable. The Plan Administrator may fix the exercise price in its sole discretion; provided that Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Company or any subsidiary of the Company may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur.

(d) Duration of Options  At the time of the grant of the Option, the Plan Administrator will designate, subject to paragraph 5(g) below, the expiration date of the Option, which date must not be later than ten (10) years from the Date of Grant.  Each Agreement must state the expiration date of the Option.

(e) Vesting Schedule

(i) No Option will be exercisable until it has vested. The Plan Administrator may specify a vesting schedule for each Option.

(ii) The Plan Administrator may specify a vesting schedule for all or any portion of an Option based on the achievement of performance objectives established by the Plan Administrator.  Performance objectives may be expressed in terms including but not limited to one or more of the following: return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, inventories, cash and cash equivalents, gross margin or the Company’s performance relative to its internal business plan.  Performance objectives may be in respect of the performance of the Company as a whole (whether on a consolidated or unconsolidated  basis), an affiliated company, or a subdivision, operating unit, product or product line of either of the foregoing.  Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range.  An Option that is exercisable (in full or in part) upon the achievement of one or more performance objectives may be exercised only following written notice to the Optionee and the Company by the Plan Administrator that the performance objective has been achieved.

(f)  Acceleration of Vesting The vesting of one or more outstanding Options may be accelerated by the Plan Administrator at such time and in such amounts as it determines in its sole discretion.

(g) Term of Option

(i)  Vested options will terminate, to the extent not previously exercised, upon the occurrence of the first of the following events: (A) the expiration of the Option, as designated by the Plan Administrator in accordance with Section 5 (d) above; (B) the date of an Optionee’s termination of employment or contractual relationship with the Company or any affiliated company for cause (as determined in the sole discretion of the Plan Administrator); (C) the expiration of thirty (30) days from the date of notice by the Optionee or the Company of termination of the Optionee's of employment or contractual relationship with the Company or any affiliated company for any reason whatsoever other than cause, death or Disability (as defined below) unless the exercise period is extended by the Plan Administrator until a date not later than the expiration date of the Option; or (D) the expiration of one year from termination of an Optionee’s employment or contractual relationship by reason of death or Disability (as defined below) unless the exercise period is extended by the Plan Administrator until a date not later that the expiration date of the Option. Upon the death of an Optionee, any vested Options held by the Optionee will be exercisable only by the person or persons to whom such Optionee’s rights under such Option will pass by the Optionee’s will or by the laws of descent and distribution of the state or country of the Optionee’s domicile at the time of death and only until such Options terminate as provided above.  For purposes of the Plan, unless otherwise defined in the Agreement, “Disability” means medically determinable physical or mental impairment which  has lasted or can be expected to last for a continuous period of not less than twelve (12) months or that can be expected to result in death.  The Plan Administrator will determine whether an Optionee has incurred a Disability on the basis of medical evidence acceptable to the Plan Administrator.  Upon making a determination of Disability,  the Plan Administrator will, for purpose of the Plan, determine the date of an Optionee’s  termination of employment or contractual relationship.

(ii) Unless accelerated in accordance with Section 5(f) above, unvested Options will terminate immediately upon termination of employment of the Optionee by the Company for any reason whatsoever including death or Disability.  For purpose of this Plan, transfer or employment between or among the Company and/or any affiliated company will not be deemed to constitute a termination of employment with the Company or affiliated company.  For purpose of this subsection, employment will be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Plan Administrator).  The foregoing notwithstanding, employment will not be deemed to continue beyond the first ninety (90) days of such leave, unless the Optionee’s re-employment rights are guaranteed by statute or by contract.

(h)  Exercise of Options

(i) Options will be exercisable, in full or in part, at any time after vesting, until termination.  If less than all of the shares included in the vested portion of any Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the Option term. Only whole shares may be issued pursuant to an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

(ii) Options or portions thereof may be exercised by giving written notice to the Company, which notice will specify the number of shares to be purchased, and be accompanied by payment in the amount of the aggregate exercise price for the Common Shares so purchased, which payment must be in the form specified in Section 5(i) below.  The Company will not be obligated to issue, transfer or deliver a certificate of Common Shares to the Optionee of any Option, until provision has been made by the Optionee to the satisfaction of the Company, for the payment of the aggregate exercise price for all shares for which the Option has been exercised and for satisfaction of any tax withholding obligations associated with such exercise.  During the lifetime of an Optionee, Options are exercisable only by the Optionee or transferee who takes title to such Option in the manner permitted by subsection 5(k) hereof.

(i) Payment upon Exercise of Option  Upon the exercise of any Option, the aggregate exercise price will be paid to the Company in cash or by certified or cashiers check.  In addition, if approved by the Plan Administrator the Optionee may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(i)  By delivering a properly executed exercise notice together with irrevocable instructions to a broker promptly to sell or margin a sufficient portion of the shares and deliver directly to the Company the amount of sale or margin loan proceeds to pay the exercise price; or

(ii)  By complying with any other payment mechanism approved by the Plan Administrator at the time of exercise.

(j) Rights as a Shareholder  An Optionee will have no rights as a shareholder with respect to any shares covered by an Option until such Optionee becomes a record holder of such shares, irrespective of whether such Optionee has given notice of exercise.  Subject to the provisions in Section 5(m) hereof, no rights will accrue to an Optionee and no adjustment will be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the Common Shares for which the record date is prior to the date the Optionee becomes a record holder of the Common Shares covered by the Option, irrespective of whether such Optionee has given notice of exercise.

(k) Transfer of Option Options granted under this Plan and the rights and privileges conferred by this Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will, by applicable laws of descent and distribution or pursuant to a qualified domestic relation order, and will not be subject  to execution, attachment or similar process; provided however, that any Agreement may provide or be amended to provide that an Option to which it relates is transferable without payment of consideration to trusts or partnerships or limited liability companies established exclusively for the benefit of the Optionee.  Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Option or of any right or privilege conferred by this Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by this Plan, such Option will thereupon terminate and become null and void.

(l) Securities Regulation and Tax Withholding

(i) Common Shares will not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Shares comply with all relevant provisions of law, including, without limitation, any applicable Canadian, provincial or US state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations thereunder and the requirements of any stock exchange or automated inter-dealer quotation system of a registered national securities association upon which such shares may then be listed and such issuance will be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exception from registration for the issuance and sale of such shares.  The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under this Plan, will relieve the Company of any liability with respect to the non-issuance or sale of such shares.

(ii) As a condition to the exercise of an Option, the Plan Administrator may require the Optionee  to represent and warrant in writing at the time of such exercise that the shares are being purchased only for investment and without any then-present intention to sell or distribute such shares.  At the option of the Plan Administrator, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration.  The Plan Administrator also may require such other documentation as may from time to time be necessary to comply with federal, provincial and state securities laws.  THE COMPANY HAS NO OBLIGATION TO REGISTER THE OPTIONS OR THE SHARES OF STOCK ISSUABLE UPON THE EXERCISE OF OPTIONS.

(iii) The Optionee must pay to the Company by certified or cashiers check, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable Canadian and US  federal, provincial, state, local and foreign withholding taxes that the Plan Administrator, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of Common Shares acquired upon exercise of an Option or otherwise related to an Option or Common Shares acquired in connection with an

Option. Upon approval of the Plan Administrator, an Optionee may satisfy such obligation by complying with one or more of the following alternatives selected by the Plan Administrator:

(A)  By executing appropriate loan documents approved by the Plan Administrator by which the Optionee borrows funds from the Company to pay any withholding taxes due under this paragraph (iii), with such repayment terms as the Plan Administrator may select; or

(B)  By complying with any other payment mechanism approved by the Plan Administrator from time to time.

(iv) The issuance, transfer or delivery of certificates of Common Shares pursuant to the exercise of Options may be delayed, at the discretion of the Plan Administrator, until the Plan Administrator is satisfied that the applicable requirements of the federal, provincial,  and state securities laws and the withholding provisions of applicable tax laws  have been met and that the Optionee has paid or otherwise satisfied any withholding tax obligations as described in (iii) above.

(m) Stock Dividend or Reorganization

(i)  If (A) the Company is at any time involved in any merger, reorganization, consolidation or amalgamation; (B) the Company declares a dividend payable in, or subdivides or combines, its Common Shares or (C) any other event with substantially the same effect occurs, the Plan Administrator will, subject to applicable law, with respect to each outstanding Option, proportionately adjust the number of shares of Common Shares subject to such Option and/or the exercise price per share so as to preserve the rights of the Optionee substantially proportionate to the rights of the Optionee prior to such event, and to the extent that such action includes an increase or decrease in the number of shares of Common Shares subject to outstanding Options, the number of shares available under Section 4 of this Plan will be increased or decreased, as the case may be, proportionately, and all such adjustments determined by the Plan Administrator shall be final, binding and conclusive.

(ii)  If the Company at any time declares an extraordinary dividend with respect to the Common Shares, whether payable in cash or other property, the Plan Administrator may, subject to applicable law, in the exercise of its sole discretion and with respect to each outstanding Option, proportionately adjust the number of Common Shares subject to such Option and/or adjust the exercise price per share so as to preserve the rights of the Optionee substantially proportionate to the rights of the Optionee prior to such event, and to the extent that such action includes an increase or decrease in the number of shares of Common Shares subject to outstanding Options, the number of shares available under Section 4 of this Plan will be increased or decreased, as the case may be, proportionately, and all such adjustments determined by the Plan Administrator shall be final, binding and conclusive.

(iii)  The foregoing adjustments on the shares to Options will be made by the Plan Administrator, or by any successor administrator of this Plan, or by the applicable terms of any assumption or substitution document.

(iv)  The grant of an Option will not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

6.

EFFECTIVE DATE TERM

Stock Options may be granted by the Plan Administrator from time to time on or after the date on which this Plan is adopted (the “Effective Date”) and until this Plan is terminated by the Board in its sole discretion.  Termination of this Plan will not terminate any Option granted prior to such termination.

7.

NO OBLIGATIONS TO EXERCISE OPTION

The grant of an Option will impose no obligation upon the Optionee to exercise such Option.

8.

NO RIGHT TO OPTIONS OR TO EMPLOYMENT

The Plan Administrator will determine whether or not any Options are to be granted under this Plan in its sole discretion, and nothing contained in this Plan will be construed as giving any person any right to participate under this Plan.  The grant of an Option will no way constitute any form of agreement or understanding binding on the Company, express or implied, that the Company will employ or contract with an Optionee for any length of time, nor will it interfere with the Company’s or any affiliated company’s right to terminate Optionee’s employment at any time, which right is hereby reserved.

9.

APPLICATION OF FUNDS

The proceeds received by the Company from the sale of Common Shares issued upon the exercise of Options will be used for general corporate purposes, unless otherwise directed by the Board.

10.

INDEMNIFICATION OF PLAN ADMINISTRATOR

In addition to all other rights of indemnification they may have as members of the Board, members of the Plan Administrator will be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorney’s fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Option granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the  Company), except to the extent that such expenses relate to matters for which it is adjudged that such Plan Administrator member is liable for wilful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Plan Administrator member involved therein will, in writing, notify the Company of such action, suit or proceeding, so that the Company may have the opportunity to make appropriate arrangements to prosecute or defend the same.

11.

AMENDMENT OF PLAN

The Plan Administrator may, at any time, modify, amend or terminate this Plan or modify or amend Options granted under this Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; provided however, no amendment with respect to an outstanding Option which has the effect of reducing the benefits afforded to the Optionee thereof will be made over the objection of such Optionee, further provided, that the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Optionee.  The Plan Administrator may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Plan Administrator may consider necessary for the Company to comply with or to avail the Company and/or the Optionees of the benefits of any securities, tax, market listing or other administrative or regulatory requirements.

Effective Date:

January 1, 2006

APPENDIX C

QSOUND LABS, INC. (“THE COMPANY”)

STOCK OPTION PLAN FOR OUTSIDE DIRECTORS

1.

PURPOSES

The purposes of this Stock Option Plan for Outside Directors (“Plan”)are to obtain and retain qualified individuals who meet the definition of  “independent” contained in the Corporate Governance requirements of the Marketplace Rules of the NASDAQ Stock Market (“Outside Directors”), to serve on the Company’s Board of Directors (“Board”), to induce the Outside Directors to make the maximum contribution towards the success of the Company, and to compensate the Outside Directors for their services.

2.

ADMINISTRATION

The Plan will be administered by the Board.  The Board has sole authority to i)construe and interpret the Plan; ii) correct any defect, supply any omission or reconcile any inconsistency in the Plan;  iii) grant options to purchase common shares of the Company (“Options”) to Outside Directors under the Plan and determine terms and conditions of the Options; and iv) make all other determinations and interpretations necessary and advisable for the administration of the Plan. All decisions, determinations and interpretations made by the Board will be binding and conclusive on all participants in the Plan and on their legal representatives, heirs and beneficiaries.

3.

COMMON SHARES

The Board is authorized to grant Options to acquire up to a total of 150,000 of the Company’s authorized but unissued, or reacquired, common shares to Outside Directors.  Any person to whom an Option is granted under the Plan or who is the owner of an Option under the Plan  is referred or as a “Optionee”.  If any outstanding Option expires or is terminated for any reason, the common shares allocable to the unexercised portion of such Option may again be subject to an Option re-granted to the same or a different Outside Director.

4.

OPTIONS

Each Option granted under the Plan will be evidenced by a written agreement approved by the Board (“Agreement”).    All Options must also comply with the following requirements:

(a) Option Price  Each Option shall be priced no lower than the per share closing price of the Company’s common shares on the NASDAQ Stock Market on the date of grant.

(b) Duration of Options  The expiration date of the Option must not be later than ten (10) years from the date of grant.

(c) Vesting   No Option will be exercisable until it has vested. The Board may specify a vesting schedule for each Option. The vesting of one or more outstanding Options may be accelerated by the Board at such time and in such amounts as it determines in its sole discretion.

(d) Termination of Vested Options   Vested options will terminate, to the extent not previously exercised, upon the occurrence of the first of the following events: i) the expiration date of the Option; ii) the expiration of thirty (30) days from the date on which the Optionee ceases to be a member of the Board other than by death or Disability (as defined below) unless the exercise period is extended by the Board until a date not later than the expiration date of the Option; or iii) the expiration of one year from the date on which the Optionee ceases to be a member of the Board by reason of death or Disability unless the exercise period is extended by the Board until a date not later than the expiration date of the Option. “Disability” means medically determinable physical or mental impairment which  has lasted or can be expected to last for a continuous period of not less than twelve (12) months or that can be expected to result in death. Upon the death of an Optionee, any vested Options held by the Optionee may be exercised by the Optionee’s legal representative until such Options terminate as provided above.

(e) Termination of Unvested Options   Unvested Options will terminate on the date on which the Optionee ceases to be a member of the Board for any reason whatsoever including death or Disability.

(f)  Exercise of Options    Options will be exercisable, in full or in part, at any time after vesting, until termination.  Options or portions thereof may be exercised by giving written notice to the Company, which notice will specify the number of common shares to be purchased, and be accompanied by payment in cash or by check in the amount of the aggregate exercise price for the common shares so purchased.

(g) Rights as a Shareholder  An Optionee will have no rights as a shareholder with respect to any common shares covered by an Option until such Optionee becomes a record holder of such shares, irrespective of whether such Optionee has given notice of exercise.

(h) Transfer of Option   Options granted under the Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will, by applicable laws of descent and distribution or pursuant to a qualified domestic relation order; provided however, that Options may be transferred without payment of consideration to a trust established exclusively for the benefit of the Optionee.

(i) Securities Regulation   Common shares will not be issued with respect to an Option unless the exercise and the issuance and delivery of the shares comply with all relevant provisions of law, including, without limitation, any applicable securities laws, rules and regulations, and the requirements of the NASDAQ Stock Market. Without limiting the  foregoing, if at any time the Board shall determine, in its sole discretion,  that the listing, registration or qualification of the common shares under any federal, provincial or state law or on any securities exchange or the consent or approval of any governmental regulatory body is necessary or  desirable as a condition of, or in connection with, delivery or purchase of  such shares pursuant to the exercise of an Option, such Option  shall not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board.  As a condition to the exercise of an Option, the Board may require the Optionee  to represent and warrant in writing at the time of such exercise that the common shares are being purchased only for investment and without any then-present intention to sell or distribute such shares.  At the option of the Board a legend indicating that the common shares may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration.  The Board also may require such other documentation as may from time to time be necessary to comply with federal, provincial and state securities laws.  THE COMPANY HAS NO OBLIGATION TO REGISTER THE OPTIONS OR THE COMMON SHARES ISSUABLE UPON THE EXERCISE OF OPTIONS.

(j) Tax Withholding   The Optionee must pay to the Company by cash or check, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable Canadian and US federal, provincial, state, local and foreign withholding taxes that the Board, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of common shares acquired upon exercise of an Option or otherwise related to an Option or common shares acquired in connection with an Option.

(k) Stock Dividend or Reorganization  If i) the Company is at any time involved in any merger, reorganization, consolidation or amalgamation; (ii) the Company declares a dividend payable in, or subdivides or combines, its common shares; or (iii) any other event with substantially the same effect occurs, the Board will, subject to applicable law, with respect to each outstanding Option, proportionately adjust the number of common shares subject to such Option and/or the exercise price per share so as to preserve the rights of the Optionee substantially proportionate to the rights of the Optionee prior to such event, and to the extent that such action includes an increase or decrease in the number of common shares subject to outstanding Options, the number of shares available under Section 3 of the Plan will be increased or decreased, as the case may be, proportionately, and all such adjustments determined by the Board shall be final, binding and conclusive.  The grant of an Option will not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

6.

EFFECTIVE DATE; TERM

Stock Options may be granted by the Board from time to time on or after the date on which the Plan is adopted (“Effective Date”) and until the Plan is terminated by the Board in its sole discretion.  Termination of the Plan will not terminate any Option granted prior to such termination.

7.

NO OBLIGATIONS TO EXERCISE OPTION

The grant of an Option will impose no obligation upon the Optionee to exercise such Option.

8.

NO RIGHT TO OPTIONS OR TO DIRECTORSHIP

Nothing in the Plan shall be deemed to create any obligation on the part of the Board to grant any Options or to nominate any of its members for re-election by the Company's shareholders, nor confer upon any Optionee the right to remain a member of the Board for any period of time, or at any particular rate of compensation.

9.

APPLICATION OF FUNDS

The proceeds received by the Company from the sale of common shares issued upon the exercise of Options will be used for general corporate purposes, unless otherwise directed by the Board.

10.

INDEMNIFICATION OF PLAN ADMINISTRATOR

In addition to all other rights of indemnification they may have as members of the Board, members of the Board will be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorney’s fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, the Plan or any Option granted under the Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the  Company), except to the extent that such expenses relate to matters for which it is adjudged that such Board member is liable for willful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Board member involved therein will, in writing, notify the Company of such action, suit or proceeding, so that the Company may have the opportunity to make appropriate arrangements to prosecute or defend the same.

11.

AMENDMENT OF PLAN

The Board may, at any time, modify, amend or terminate the Plan or modify or amend Options granted under the Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; provided however, no amendment with respect to an outstanding Option which has the effect of reducing the benefits afforded to the Optionee thereof will be made over the objection of such Optionee.  The Board may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Board may consider necessary for the Company to comply with or to avail the Company and/or the Optionees of the benefits of any securities, tax, market listing or other administrative or regulatory requirements.

Effective Date:                April 28, 2006.

APPENDIX D

CORPORATE GOVERNANCE DISCLOSURE

1.

Board of Directors

(a) Disclose the identity of directors who are independent.

M. Patty Chakour, Stanley E. McDougall and D. Tony Stelliga are independent directors.

(b) Disclose the identity of directors who are not independent, and describe the basis for the determination.

David J. Gallagher, President and CEO of the Company, is not an independent director.

(c) Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Three of the four members of the Board are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Not applicable.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussions among its independent directors.

The independent directors hold regularly scheduled meetings where non-independent directors and members of management are not in attendance.  Since the beginning of the Company’s fiscal year ended December 31, 2005 until the date of this Information Circular the independent directors met three times.

(f) Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company currently does not have a formally appointed chairman of the Board.  Meetings of the Board may be convened by the President or by any director. Meetings of the Board are generally convened by Mr. Gallagher, and meetings of the independent directors are convened by Ms. Chakour.  Mr. Gallagher acts as chairman at meetings of the Board.  The Board believes that leadership for its independent directors is provided through the meetings of independent directors that are regularly scheduled to take place at least quarterly, and that are lead by Ms. Chakour or by another independent director who may be appointed on an ad hoc basis.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Director	Board Meeting	Committee Meeting
David J. Gallagher	4	-
M. Patty Chakour	4	7
Stanley E. McDougall	4	7
D. Tony Stelliga	3	5
Louis W. MacEachern[1]	1	2

1  Mr. MacEachern did not stand for re-election at the annual meeting of shareholders which took place on April 29, 2005.

2.

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board does not have a written mandate. The Board carries out those duties and responsibilities as are mandated under relevant legislation and as are required to adhere to principles of good corporate governance. The overriding responsibility of the Board is to supervise the management of the business and affairs of the Company.  Members of the Board must act honestly and in good faith with a view to the best interests of the Company and must exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances.  The Board meets at least four times per year, and may meet more often if the business of the Company so necessitates.

The Board is responsible for adopting a strategic planning process for the Company, reviewing and approving management’s strategic plan, and monitoring performance under the plan.  The Board identifies major business risks and ensures that there are processes in place to manage the risks.  The Board also reviews and approves, among other things, annual financial statements, major business transactions, financings, capital and operating budgets.

3.

Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board does not have a formal chairman and thus has not developed a written position description.  Mr. Gallagher acts as chairman of the Board and in this capacity he ensures that the responsibilities of the Board are understood by the members and are carried out effectively.  Together with the other directors and members of management, Mr. Gallagher establishes the agenda for each board meeting and ensures that all business in the agendas is discussed and resolved as appropriate.

Under the Company’s audit committee charter, the chairman of the audit committee is responsible to schedule all audit committee meetings and to provide the committee with a meeting agenda.  Ms. Chakour is the chairman of the Company’s audit committee.  Ms. Chakour also acted as chairman of meetings of the compensation committee which took place in 2005.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The CEO does not have a written position description.  Mr. Gallagher, the Company’s President and CEO, is responsible in his capacity as CEO to provide effective leadership and vision to manage and grow the Company responsibly and in the best interests of the shareholders.  The CEO ensures development of the strategic plan for the Company, serves as the principal spokesman for the Company, provides general day-to-day supervision and management of the Company in accordance with guidelines established by the Board and fosters ethical and fair behavior on the part of management.  The CEO also communicates regularly with the Board, and carries out such other duties as may be appropriate for the position and as are assigned by the Board.

4.

Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

i) the role of the board, its committees and its directors, and

 ii) the nature and operations of the issuer’s business.

New Board members are introduced to the role of the Board, committees and directors through a combination of verbal communications and written materials prepared by the Company. These communications and materials include information about Board responsibilities under the Alberta Business Corporations Act, the Nasdaq Stock Market and the Sarbanes-Oxley Act of 2002.  Board members are educated on corporate governance guidelines, directors’ duties including duties of loyalty, good faith, care, diligence and skill, principles surrounding continuous disclosure, insider trading and reporting, and liabilities of directors.  Management briefs new directors on the Company’s business, and new directors tour the Company’s facilities.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not provide formal continuing education for directors.  However, the Company does from time to time, as new matters relevant to the responsibilities of directors or to the Company’s business arise, provide additional materials and verbal communications to the Board.  In the past year such new information has focused primarily on corporate governance issues.

5.

Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

i) disclose how a person or company may obtain a copy of the code;

ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has a written Code of Ethics adopted in March, 2004.  The Code is available on the Company’s web site, and as well as has been filed on SEDAR and EDGAR.  Each employee, officer and director of the Company is required to sign a certificate certifying compliance with the Code of Ethics.  The Code of Ethics requires that violations be reported to the Company’s Ethics Officer for investigation and, if appropriate, escalation to the CEO or chairman of the audit committee.  There has been no conduct on the part of any director or officer that would constitute a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board adheres to the provisions of the Alberta Business Corporations Act, which require that a director disclose in writing (or request to have entered into the minutes) the nature and extent of the director’s interest in a material contract or transaction with the Company. Further, the director is prohibited from voting on a resolution to approve the contract (with some exceptions, such as a contract relating primarily to the director’s compensation).

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code of Ethics, the Board has approved a securities trading policy for directors and officers that seeks to promote compliance with Canadian and U.S. laws that prohibit trading in the Company’s stock when in possession of material undisclosed information.  The policy also establishes black-out periods that prohibit trading prior to the release of financial information by the Company.

6.

Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The Board has adopted procedures to address the nominating of new directors.  Director nominees must be selected or recommended for the Board’s selection by a majority of independent directors, who take into consideration factors such as business experience, industry knowledge, skill, diversity and experience with publicly traded companies.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a nominating committee, but has adopted procedures addressing the nomination of new directors by a majority of independent directors.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Under the nominating procedures, the independent directors are charged with making recommendations as to the size of the Board or any committee, identifying qualified individuals as nominees, and making annual evaluations and recommendations as to the Board’s operations.  The independent directors are authorized to retain outside consultants and advisers.

7.

Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The compensation committee of the Board is charged with the annual review of compensation of officers and directors, in accordance with the committee’s charter.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Board has a compensation committee composed entirely of independent directors.

(c) If the board has a compensation committee, describe the responsibilities, powers and operations of the compensation committee.

The compensation committee provides assistance to the Board to adopt an effective compensation program for officers and key executives that will attract, motivate and retain superior talent and reward performance.  The committee develops compensation guidelines and evaluates compensation data for peer companies.  The committee reviews and approves goals and objectives relevant to CEO compensation, and annually reviews the CEO’s compensation in light of those goals and objectives.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The compensation committee has not retained a consultant or advisor since the beginning of its fiscal year ended December 31, 2005 until the date of this Information Circular.

8.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board does not have any other standing committees.

9.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Under the Board’s nominating procedures, the independent directors are charged with leading the Board in an annual performance evaluation and making recommendations for improvements of the Board’s operations.  To date the independent directors have not initiated a formal evaluation process.  Due to the small membership of the Board,  the independent directors believe that each director has ample opportunity to assess the other directors at Board and committee meetings held throughout the year.

    QSOUND LABS, INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of QSound and subsidiaries should be read in conjunction with the Consolidated Financial Statements of QSound for the years ended December 31 2005, 2004 and 2003, and related notes.  These Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in Note 20 to the Consolidated Financial Statements and as explained below, there are no material differences as pertains to these statements between accounting principles generally accepted in Canada and in the United States.  We measure and report in United States currency.

The preparation of these financial statements requires us to make estimates, judgments and assumptions that we believe are reasonable based upon available information, historical experience and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates

Overview

QSound Labs is a developer and provider of software solutions for audio, voice and e-commerce applications. We operate our business through three different operating units; QSound Labs, the parent company; its wholly-owned subsidiary QTelNet Inc; and its wholly-owned subsidiary QCommerce Inc.

Audio Business Unit

Our Audio business unit develops and licenses audio solutions to the world’s leading manufacturers of consumer products as well as semiconductor solution providers for these products. Specifically, these are products for the mobile phone, home theatre, video gaming, portable audio and computer markets. Revenues from this business unit comprised 84%, 82% and 74% of total consolidated revenues in fiscal 2005, 2004 and 2003 and are derived primarily through licensing fees,  non-recurring engineering  fees and per unit royalty agreements.

Telephony Business Unit

Our Telephony business unit develops and distributes IP Telephony products which are targeted for the small business environment. Revenues from this business unit comprised 4%, 7% and 9% of total consolidated revenues in fiscal 2005, 2004 and 2003 and are derived from product sales to distributors.

E-Commerce Business Unit

Our E-Commerce business unit provides electronic commerce services, such as on-line storefront hosting and shopping carts, to small businesses. Revenues from this business unit comprised 12%, 11% and 17% of total consolidated revenues in fiscal 2005, 2004 and 2003 and are comprised primarily of monthly subscription fees.

The following represents a summary of our critical accounting policies, defined as those policies that are both very important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective or complex judgments. Our most critical accounting estimates include revenue recognition, research and development costs, inventory, stock based compensation and income taxes.

Revenue recognition

The Company generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met:  persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance, if applicable, has been received, and collection is reasonably assured.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of products.  Revenue from product sales is recognized when products are shipped pursuant to sales arrangements with customers (which is when title passes), collectibility is reasonably assured and the Company does not have obligations for additional deliverables that are essential to the functionality of the product.

Research and development costs

Research costs are expensed as incurred.  Development costs are expensed as incurred except if they relate to a specific product or process that management believes is technically and economically feasible and recoverable, in which case these costs are deferred.

Deferred development costs are amortized against the related expected revenue as that revenue is recognized.

The company assesses impairment of deferred development costs by determining whether their recoverable amounts are less than their unamortized balance.  When a potential impairment is identified, the amount of impairment is calculated by reference to the related net expected future cash flows and charged to period earnings.

Inventory

Inventory is comprised of  finished goods and is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.  We regularly review quantities of inventory on hand, and an allowance is made for obsolete items based upon current market demand and selling prices.  Adverse changes in technology or new models could result in a decreased demand for our products which may require an additional allowance to be made for obsolete inventory.

Stock based compensation

The company accounts for stock based compensation under the fair value method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.  In accordance with one of the transitional options permitted under amended CICA Handbook Section 3870, the company elected to early adopt the fair value based method for all employee stock options granted on or after January 1, 2003, and accordingly, recognized compensation expense related to stock options granted to employees beginning in 2003. Pro forma disclosure of the fair value of stock options granted to employees during 2002 has been provided in note 11 of the financial statements.

Income taxes

The company uses the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities as a result of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the substantive enactment date.

To the extent that future income tax assets are not considered to be realized more likely than not, a valuation allowance is provided.

A.  Operating Results

Overall, our results have been affected by two main factors during the three year period ended December 31, 2005.  These are:

 1) New Product introduction

The company introduced microQ in early 2002. This product is targeted for the growing mobile and handheld device market. Since introduction, the company has added  a growing number of licensees. (See B. “Business Overview” in Item 4. Information on the company of this report.)  Some of these licensees began shipping their products incorporating microQ in fiscal 2005 and more plan to ship in FY2006. Therefore we have not yet established a re-occurring royalty revenue base but we have received upfront license fees as compensation for customization and engineering requirements under these license contracts, and these amounts have formed a major part of our licensing, engineering and royalty revenue.

2) Impairment Charges in FY2003 & FY2005

We completed an analysis of the recorded goodwill asset in the e-commerce business segment in fiscal 2003. As a result of this, we determined that an impairment charge of $2,185,000 was necessary. In fiscal 2005, we completed an analysis of property and equipment and intangible assets relating to an internet telephony project. As a result, we determined that a total impairment charge of $518,207 was necessary.

A further factor that has affected the financial results in a more general sense during this period is the increase in value of the Canadian Dollar as measured against the United States Dollar. During the three year period ended December 31, 2005, the Canadian Dollar increased in value by approximately 36% over the United States Dollar. This has no effect on our reported revenues, since the majority of revenues are invoiced and collected in United States Dollars. However, since most of the company’s operations are based in Canada, the majority of our expenses are paid in Canadian dollars, and therefore reported expenses are affected by the Canadian/United States exchange rate.  During fiscal 2005, 2004 and 2003, this had a negative impact on the company’s total operating expenses.

Discussion and analysis

Below we provide information on the significant line items in our statement of operations for the past three fiscal years, as well as analysis of the changes year-on-year.

Revenues

2005

2004

2003

Royalties, licenses and engineering fees(in 000’s)

$1,057

$1,162

$779

Change year-on-year

(9%)

49%

(72%)

The increase in licensing and royalty revenues from 2003 to 2004 arose primarily from new microQ design wins. These design wins are for mobile devices which traditionally have a longer product development cycle than markets the company was in previously. Consequently, recurring royalty revenues have not been material yet.  The lack of growth between 2004 and 2005 reflects this.

Product Sales

2005

2004

2003

Product Sales(in 000’s)

$487

$1,051

$1,264

Change year-on-year

(54%)

(17%)

  (11%)

One distribution partner has accounted for 26.9%, 30.3% and 26.0% of the product sales revenue in 2005, 2004 & 2003 respectively.  The decrease between 2004 and 2005 is directly attributable to the decline in sales during that period from this distributor.

Demand for our analog integrated circuits has decreased as demand for digital enabled products has increased.  This has resulted in a 67% decrease in our analog chip sales from 2004 to 2005.  Sales between 2004 and 2003 of our analog integrated circuits were not materially different.

In 2005 we chose to focus our marketing efforts in telephony on preparing for a new product that we intended to introduce during 2005.  As a result, sales of our existing product line decreased 62% in 2005 over 2004.  The new product was re-evaluated part way through the year and abandoned.  Sales from 2004 to 2003 were not materially different.

The other major factor has been the steady decrease in revenues from our E-commerce business unit. We have chosen not to invest in marketing activities for this business unit, so consequently as subscriptions expire or are cancelled, we do not have sufficient replacement numbers to offset the decline in revenue.

Expenses

2005

2004

2003

Marketing(in 000’s)

$963

$1,130

$1,242

Change year-on-year

(15%)

(9%)

45%

We cutback on expenditures relating to our IP Telephony business unit in March 2004 so as to bring them more into line with revenues being generated from the IP Telephony business unit at that time.  This has resulted in the decline in marketing expenses when comparing 2005 to 2004.

2005

2004

2003

Product Engineering(in 000’s)

  $902

  $909

$834

Change year-on-year

(1)%

   9%

 30%

Between 2003 and 2004, we scaled back on our engineering budgets for both E-commerce and IP Telephony, bringing them more into line with revenues being generated from those business units. Offsetting that in 2004, was a 33% increase in engineering cost for the audio business unit. This was a result of the increased activity brought on by the introduction of our microQ software product. This has continued into 2005.

2005

2004

2003

Administration(000’s)

$796

$661

$553

Change year-on-year

 17%

20%

 15%

During the three year period ended December 31, 2005 the US dollar has weakened considerably against the Canadian dollar, approximately 36%. This has also affected the company’s cost base since the majority of expenses are incurred in Canadian dollars. Auditing costs have increased during this three year period as auditing firms comply with new professional standards and regulatory requirements.

 2005

2004

2003

(in 000s)

Impairment of Goodwill

–

     –

$2,185

Impairment of Property and Equipment

$90

     –

   $103

Impairment if Intangible Assets

$428

     –

        –

In 2003, management completed an analysis of the recorded goodwill asset in the e-commerce business segment and determined that an impairment charge of $2,184,589 was necessary. In 2005, management completed an analysis of a specific Internet Telephony project and determined that an impairment charge of $518,207 was necessary.

B.  Liquidity and Capital Resources

As at December 31, 2005 we had cash and cash equivalents of $1,222,729.  This is a decrease of $2,104,814 over the balance at December 31, 2004 of $3,327,543.  $1,594,557 ($1,180,143 in 2004) of cash was used in operations during the 2005 fiscal year. Non cash working capital increased by $140,395 in fiscal year 2005 to $269,959 from $129,564 in 2004.  Financing activities generated $165,008 in cash during fiscal 2005 ($3,024,676 in 2003) from the exercise of options and the private placement.

Cash used in investing activities increased to $675,265 in 2005 from $578,083 in 2004. The largest portion of cash used in investing activities during 2005 was the investment the company made in a joint venture to develop software for a product to be introduced in 2006.

At December 31, 2005 we had working capital resources available of $1,492,688 (December 31, 2004 - $3,457,107) and management feels that with our current cash on hand and cash flows from operations we have sufficient capital to carry out our business plan for 2006.

C.  Research and Development

Audio Business: QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2005, 2004 and 2003 we continued our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies.  In addition, in 2005 we concentrated on development and refinement of our microQ scalable software engine, and in 2004 our efforts were mainly centred on microQ and our QVE audio engine. Our audio research and development costs were $803,322 in 2005, $784,496 in 2004 and $588,410 in 2003.  We have three patent applications, two of which were filed in 2003 and 2005, in progress, as well as further applications in development. We also work jointly with our licensees and business partners to adapt and optimize our technologies for their products.

E-commerce Business:  Research and development expenditures in our e-commerce business segment have steadily decreased, reflecting the satisfactory performance of our products.  Research and development activities in 2005, 2004 and 2003 consisted mainly of upgrading our products, with expenditures of $32,872 in 2005, $39,032 in 2004, and $50,757 in 2003.

Internet Telephony Business:  In 2005 we had expenditures of $112,387 in cash primarily in the development of a new telephony product.  This project was re-evaluated in 2005 and abandoned.  As a result we took an impairment charge totaling $518,207 against all assets relating to the project.  In 2004 we had expenditures of $138,812 and in 2003 $195,166 for activities consisting of upgrading and adding functionalities to our software, and re-designing the internal layout and external features of our gateways.  We also had expenditures in 2004 of $561,192 in cash and stock options in development of new telephony products.  These costs have all  been capitalized.

Share Capital

During the 2005 fiscal year, our share capital increased from 8,404,085 common shares with a book value of $45,792,526 to 8,661,985 common shares with a book value of $45,979,055.  The increase of 257,900 shares was a result of stock options being exercised for cash of $201,000.  Other changes in the book value are from a reclassification from contributed surplus on the exercise of the stock options of $21,521 and the payment of financing costs in cash of $35,992.  The financing costs all related to the private placement that occurred in 2004.

During the 2004 fiscal year, our share capital increased from 7,199,244 common shares with a total book value of $43,801,245 to 8,404,085 common shares with a book value of $45,792,526.  The increase of 1,204,841 shares was a result of the exercise of stock options for cash of $1,174,218 and the private placement of 347,826 shares for $2,000,000.

As at December 31, 2005 the company had 977,533 options outstanding at exercise prices ranging from $0.47 to $4.56 and expiring at various times up to 2015.  Further details on stock options outstanding can be found in Note 11 to the financial statements.

Subsequent to the year end and up to March 8, 2006, 62,800 stock options have been exercised for total cash consideration of $117,565 and reclassification from contributed surplus of 56,961. This brings the total shares outstanding to 8,724,785 with a book value of $46,153,581 and reduces the total options outstanding to 914,733.

During 2005 521,739 common share purchase warrants expired.

During the 2004 fiscal year 75,000 common share purchase warrants were issued for services rendered and the fair value of the warrants determined to be $380,862 was charged to share capital as financing costs.  As additional 660,869 warrants were issued as part of the private placement and were allocated consideration of $904,019.

As at December 31, 2005 the company had 714,130 common share purchase warrants outstanding.  These warrants entitle the holder to acquire one common share of the company for $1.04 to $9.12 per share.  Further details on warrants outstanding can be found in Note 9 to the financial statements.

Convertible Loan

On March 21, 2006, the Company  entered into a convertible loan agreement for $1,000,000.  The loan bears interest at US prime rate, payable quarterly.  The term of the loan is the shorter of five years or the date of conversion.  The amount owed can be converted to common shares for $3.25 per share at any time at the option of the lender.  As part of the transaction, 400,000 warrants exercisable at $4.50 per share with a five year term were issued.

Private Placement

On December 16, 2004, we completed a private placement of 347,826 common shares at a purchase price of $5.75 per share, Series A warrants to purchase 139,130 common shares at the exercise price of $9.12 per share exercisable until December 16, 2009, and additional rights to purchase common shares and warrants which expired unexercised, with one investor.  We filed a short form registration statement with the SEC on January 6, 2005 registering for resale the common shares issued at the closing of the transaction and 125% of the common shares issuable upon the exercise of the Series A warrants, which are subject to customary anti-dilution adjustments.

D.  Trends

The growth in the mobile device market and the increasing adoption of audio features for this market has been the single most important trend for audio IP suppliers during the past three years. The company has focused primarily on this market segment during this period. Specifically, the focus has been on the largest segment of this market – mobile phones. High-end phones are now shipping with the capability of offering mobile TV, downloadable music and video game services all of which require audio processing. All phones require the capability to play ring tones.

To date, the majority of revenue derived from this market segment has been license fees and custom engineering fees. Most license agreements incorporate a third revenue element, namely, per unit royalties. The fourth quarter of 2005 saw the first significant recurring royalty revenues from this segment when UTStarcom began shipping QSound-enabled mobile phones in China. As more licensees begin shipping their products in 2006, recurring royalty revenue will become a larger portion of the total revenue received.

This revenue trend will not affect costs directly since these comprise mostly fixed compensation and travel expenses.

The company has no plans for any major capital expenditures.

The company will continue to focus its development and marketing efforts on providing audio and voice IP to OEMs in 2006. Accordingly, the other business segments, e-commerce and IP telephony, are expected to continue at current performance levels.

E.  Off-Balance Sheet Arrangements

We are not a party to and we do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

 less

more

than 1

1-3

3-5

than 5

Contractual Obligations

Total

 year

years

years

years

$

  $

$

$

$

Long-term Debt Obligations

-

  -

-

-

-

Capital (Finance) Lease Obligations

-

  -

-

-

-

Operating Lease Obligations

300,597

97,047

180,360

23,190

-

Purchase Obligations

-

  -

-

-

-

Other Long-Term Liabilities

-

  -

-

-

-

G.  Safe Harbour

This document and other documents filed by the company with the SEC contain certain forward-looking statements with respect to the business of the company, including prospective financing arrangements. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statement.